8D 3/14/14

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

14048163

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section
MAR 0 4 2014
Washington DC
404

| SEC FILE NUMBER |
|---|
| 8 - 44018 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
MYD Market, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

608 5th Avenue Suite 203
(No. and Street)

| New York | NY | 10020 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christy Espinal,Controller — (212) 424-2107
(Area Code -- Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass
(Name -- *if individual, state last, first, middle name*)

| 4 Becker Farm Rd. | Roseland | NJ | 07068 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

DD 3/18/14

# OATH OR AFFIRMATION

I, Yan Assoun, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MYD Market, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______________________________

______________________________

______________________________

Signature

President

Title

Notary Public 02/26/2014

NAQI BOKHARI
Notary Public - State of New York
No. 01BO6283546
Qualified in New York County
My Commission Expires June 03, 2017

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# MYD MARKET, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF
FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2013

# MYD MARKET, INC. AND SUBSIDIARY

## CONTENTS

Rothstein Kass
Powered by Trust™

4 Becker Farm Road
Roseland, NJ 07068
973.994.6666
www.rkco.com

# INDEPENDENT AUDITORS' REPORT

To MYD Market, Inc.

We have audited the accompanying consolidated statement of financial condition of MYD Market, Inc. and Subsidiary as of December 31, 2013, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the consolidated financial statement.

### *Management's Responsibility for the Financial Statement*

Management is responsible for the preparation and fair presentation of the consolidated statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated statement of financial condition that is free from material misstatement, whether due to fraud or error.

### *Auditors' Responsibility*

Our responsibility is to express an opinion on the consolidated statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of risks of material misstatement of the consolidated statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

### *Opinion*

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of MYD Market, Inc. and Subsidiary as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Rothstein Kass

Roseland, New Jersey
February 27, 2014

# MYD MARKET, INC. AND SUBSIDIARY

## CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

| December 31, 2013 | | |
|---|---|---|
| **ASSETS** | | |
| **Cash and cash equivalents** | $ | 597,384 |
| **Clearing deposit** | | 50,027 |
| **Customers commissions receivable** | | 1,060,013 |
| **Property and equipment,** net | | 42,044 |
| **Deferred tax assets** | | 21,887 |
| **Other assets** | | 104,582 |
| | $ | 1,875,937 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| **Liabilities** | | |
| Accounts payable and accrued expenses | $ | 607,467 |
| **Stockholders' equity** | | |
| Common stock, $.01 par value, authorized 200,000 shares, issued and outstanding 14,493 shares | | 145 |
| Additional paid-in capital | | 1,405,745 |
| Accumulated deficit | | (116,711) |
| Non-controlling interest | | (29,769) |
| Accumulated other comprehensive income | | 9,060 |
| Total stockholders' equity | | 1,268,470 |
| | $ | 1,875,937 |

*See accompanying notes to consolidated financial statement.*

### 1. Nature of business

MYD Market, Inc. ("MYD") is a registered broker-dealer with the Securities and Exchange Commission (SEC), and a member of the Financial Industry Regulatory Authority (FINRA). MYD's business is comprised primarily of agency commissions. MYD does not hold securities or carry margin accounts on behalf of customers.

MYD acts as an introducing broker for institutional clients through the clearing arrangement with a Clearing Firm.

On January 13, 2012, MYD entered into a share purchase agreement to purchase Aespen B.V, ("Aespen"). On November 14, 2012 the transaction was completed with MYD purchasing 20% of Aespen, a Private Company with limited liability incorporated under the laws of the Netherlands. Aespen is registered with the Netherlands Authority for the Financial Markets as an investment firm within the meaning of the Dutch Financial Supervision Act and is licensed for the services of the reception and transmission of orders in relation to financial instruments, the execution of orders on behalf of clients, the offering of foreign exchange services and the preparation of analyst reports.

The accompanying consolidated financial statements include the accounts of MYD and Aespen, pursuant to generally accepted accounting principles accepted in the United States of America ("GAAP") as described in Note 2. Consequently, the Company's financial statements reflect the assets, liabilities, revenues, expenses and cash flows of Aespen on a gross basis. The majority ownership interest in Aespen, which is not owned by MYD is reflected as a non-controlling interest in the accompanying financial statements.

### 2. Summary of significant accounting policies

*Basis of Presentation and Principles of Consolidation*

The accompanying consolidated financial statements have been prepared in conformity with GAAP as detailed in the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC"). The consolidated financial statements include the accounts of MYD and Aespen (collectively, the "Company") since Aespen is deemed to be variable interest entity ("VIE") and MYD has been deemed to be the primary beneficiary. All significant intercompany transactions and balances have been eliminated in consolidation.

The Company complies with ASC Topic 810 "Consolidation", which requires a reporting enterprise to perform an analysis to determine whether its variable interest or interests give it a controlling financial interest in a ("VIE"). A VIE is an entity that, by design, either lack sufficient equity at risk to permit the entity to finance its activities without additional subordinated financial support, or, as a group, the holders of the equity at risk lack any of the following characteristics: (1) the power through voting or similar rights to direct the activities of the entity that most significantly affect the entity's economic performance; (2) the obligation to absorb the expected losses of the entity; or (3) the right to receive the expected residual returns of the entity. The primary beneficiary of a VIE is required to consolidate the assets and liabilities of the VIE.

These consolidated financial statements were approved by management and available for issuance on February 27, 2014. Subsequent events have been evaluated through this date.

## 2. Summary of significant accounting policies (continued)

*Non-controlling Interest*

The Company records non-controlling interest as a component of equity separate from the Company's capital. Net loss attributable to noncontrolling interest is reported in the consolidated statement of operations separate from net loss attributable to common stockholders. Non-controlling interest presented on the consolidated statement of financial condition represents the 80% of Aespen owned by other investors.

*Cash and Cash Equivalents*

The Company considers its investments in short-term money market accounts to be cash equivalents.

*Property and Equipment*

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

| Asset | Useful Life | Principal Method |
|---|---|---|
| Furniture and fixtures | 5 years | Straight-line |
| Office and other equipment | 3 years | Straight-line |
| Leasehold improvements | Lease Term | Straight-line |

*Receivables from Clearing Brokers and Commissions Receivable*

The Company carries its receivables from clearing broker and customers at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its receivable from its clearing broker and customers and establishes an allowance for doubtful accounts, if necessary, based on collections and current credit conditions. Accounts are written off as uncollectible on a case-by-case basis. There was no allowance for doubtful accounts as of December 31, 2013.

*Revenue and Expense Recognition from Securities Transactions*

Commission and trading revenues and expenses are recorded on the trade-date basis and unrealized gains and losses are reflected in revenues.

*Foreign Currency Translation*

The balance sheet of Aespen is translated at exchange rates in effect at the end of the year and the statement of operations is translated at average exchange rates during the year. Exchange gains and losses resulting from foreign currency transactions are recognized currently. Gains and losses resulting from translation of financial statements are excluded from the consolidated statement of operations and are reported as a component of other comprehensive income (loss). The annual currency translation adjustment increased stockholders' equity by approximately $15,000 at December 31, 2013.

## 2. Summary of significant accounting policies (continued)

*Comprehensive Loss*

The components of other comprehensive loss, such as changes in foreign currency translation adjustments are deducted from net loss to arrive at comprehensive loss.

*Income Taxes*

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax asset and liabilities are computed for difference between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's consolidated financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the consolidated financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

In accordance with GAAP, the Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholders' equity. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. At December 31, 2013, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2013.

The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. state and local jurisdictions. Generally the Company is no longer subject to income tax examinations by major taxing authorities for years before 2010. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Aespen is subject to foreign income taxes by the taxing authorities of the Dutch Netherlands jurisdictions.

## 2. Summary of significant accounting policies (continued)

*Use of Estimates*

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. In particular, estimates have been made in reference to the other investment valuations. Actual results could differ from those estimates.

## 3. Property and equipment

Property and equipment consist of the following at December 31, 2013:

| | |
|---|---|
| Furniture and fixtures | $ 58,727 |
| Office and other equipment | 194,701 |
| | 253,428 |
| Less accumulated depreciation | 211,384 |
| | $ 42,044 |

Depreciation expense for the year ended December 31, 2013 was approximately $59,000.

## 4. Provision for income taxes

The provision for income taxes consists of the following:

| | |
|---|---|
| **Current** | |
| Federal | $ 50,640 |
| State and local | 39,322 |
| | 89,962 |
| **Deferred** | |
| Federal | (14,210) |
| State and local | (5,799) |
| | (20,009) |
| | $ 69,953 |

## 4. Provision for income taxes (continued)

The tax effects of temporary differences that give rise to the deferred tax assets at December 31, 2013 are as follows:

| | | |
|---|---|---|
| **Deferred tax assets, net:** | | |
| NOL carryforward | $ | 16,997 |
| Accrued expenses | | 17,821 |
| Property and equipment depreciation | | (12,931) |
| | $ | 21,887 |

Deferred tax asset, net, at December 31, 2013 represents the anticipated federal, state and local tax benefits that are expected to be realized in the future upon the utilization of the underlying tax attributes comprising this balance. Based upon current facts, management believes it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax asset. Accordingly, there is no valuation allowance recorded against the deferred tax asset at December 31, 2013.

At December 31, 2013, the Company has a net operating loss ("NOL") carry forward of approximately $60,000 available for federal tax purposes. This NOL is limited under code section 382 of the internal revenue service ("IRS") code to annual deductions of approximately $4,000 of which $4,000 was utilized in 2013 with the carry forward expiring in 2029.

At December 31, 2013, the Company has no state and city NOL carry forwards for income tax purposes.

## 5. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Company's net capital was approximately $157,000, which was approximately $57,000 in excess of its minimum requirement of $100,000.

## 6. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

## 7. Off-balance sheet risk and concentration of credit risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. Under certain conditions, as defined in the clearance agreements, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts.

The Company is required to have a clearing deposit of approximately $50,000 with the clearing broker. At December 31, 2013 a total of $50,000 is included in clearing deposit in the statement of financial condition.

The Company periodically maintains a cash balance in a financial institution which, at times, may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. The Company has not experienced any losses in such account and believes it is not subject to any significant credit risk on cash.

## 8. Commitments and contingencies

Pursuant to lease agreements, the Company pays rent for office space. Rent expense under these agreements for the year ended December 31, 2013 was approximately $115,000.

Aggregate future lease payments of office space and equipment for the future years subsequent to December 31, 2013 are as follows:

**Year Ending December 31,**

| | | |
|---|---|---|
| 2014 | $ | 148,680 |
| 2015 | | 153,140 |
| 2016 | | 157,735 |
| | $ | 459,555 |

## 9. Recent Regulatory Developments

In July 2013, the U.S. Securities and Exchange Commission ( "SEC") adopted amendments to its broker-dealer reporting rules, which will now require, among other things, that audits of all SEC-registered broker-dealers be conducted under Public Company Accounting Oversight Board ("PCAOB") standards for fiscal years ending on or after June 1, 2014, effectively replacing the American Institute of Certified Public Accountants with the PCAOB as the auditing standard-setter for auditors of broker-dealers, and replacing Generally Accepted Auditing Standards with PCAOB standards for broker-dealers that are subject to audit. Broker-dealers will be required to file either compliance reports or exemption reports, as applicable, and file reports of independent public accountants covering compliance reports or exemption reports (prepared in accordance with the PCAOB standards). Additionally, effective December 31, 2013, if a broker-dealer is a SIPC member firm, broker-dealer audited financial statements will also be required to be submitted to SIPC, and broker-dealers will be required to file a new quarterly Form Custody.

### 9. Recent Regulatory Developments (Continued)

In addition, the SEC adopted amendments to various financial responsibility rules. For a broker-dealer such as the Company, these amendments were mostly technical in nature and effectively ratified various interpretive and no-action positions taken by the SEC staff over many years or which conformed to existing practices or self-regulatory organization rules.

Management has evaluated the implications of the amendments to the broker-dealer reports and the financial responsibility rules and does not expect that the adoption of the amendments will have a material impact on the Company or its financial statements.